SWISS MEDICA, INC.
                          53 Yonge Street, Third Floor
                        Toronto, Ontario, Canada M5E 1J3
                                 (416) 362-5775


April 6, 2005


VIA FEDERAL EXPRESS AND EDGAR

Song P. Brandon, Esquire
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N. W., Mail Stop 0309
Washington, D.C. 20549

Re:      Swiss Medica, Inc.
         Registration Statement on Form SB-2
         File Number 333-122817

Dear Mr. Brandon:

We are in receipt of your comment letter dated March 7, 2005. This letter sets forth the responses of the Company to the comment letter. Your comments are reproduced below:

Form SB-2

General

COMMENT 1:                 It appears your  audited  financial  statements  will
                           need  to be  updated  to  reflect  the  period  ended
                           December 31, 2004 prior to seeking  effectiveness  of
                           the  registration  statement.   Please  provide  this
                           information in your next amendment.

RESPONSE:                  We have  updated  the  financial  statements  and the
                           corresponding  Notes to the  Financial  Statements in
                           Amendment  No. 1 to the  Registration  Statement.  We
                           have  also  updated  other  applicable   sections  of
                           Amendment No. 1 to the Registration Statement.

Mr. Song P. Brandon, Esquire
April 6, 2005
Page 2

Share Acquired in Transactions with Swiss Medica, page 11

COMMENT  2:                You  indicate in this  section and  elsewhere  in the
                           document that Cornell  Capital intends to sell "up to
                           250,985 shares of common stock, 129,033 of which were
                           received   from  you  on  December   30,  2004  as  a
                           commitment  fee in the  amount  of  $40,000  under  a
                           now-terminated  Standby Equity Distribution Agreement
                           and up to 121,952  shares  which will be  received on
                           December 23, 2005,  as a balance of a commitment  fee
                           in the  amount of  $50,000,  assuming  the  Company's
                           stock   price   does   not   increase   or   decrease
                           considerably  (which  will be  valued  on that  date,
                           based on the lowest volume weighted  average) under a
                           now-terminated     Standby    Equity     Distribution
                           Agreement." Please revise your discussion to address the following:

                           o explain in better detail the nature of the commitment fees owed to Cornell Capital;

                           o discuss whether you could issue Cornell Capital more than the stated number of shares due to fluctuations in the price of your common stock, how the number of additional shares would be determined, and the fact that you would need to file another registration statement to cover additional shares if you issue more shares than what you have registered in this document; and

                           o include a table setting forth the number of shares that could be issued to Cornell Capital based on fluctuating stock prices of the Company's common stock, including the current amount of shares that you may issue based on the current market price as well as in the event that the price of our common stock declines.

RESPONSE:                  In response to the Commission's comment, in Amendment
                           No. 1 to the Registration Statement, we have (i) explained in more detail the nature of the commitment fees owed to Cornell Capital; (ii) discussed that we would need to file another registration statement to cover additional shares if we have to issue more shares to Cornell Capital; and (iii) included a table setting forth the number of shares that could be issued to Cornell Capital based on fluctuating stock prices of the Company's common stock.

Mr. Song P. Brandon, Esquire
April 6, 2005
Page 3

      Enclosed with this letter is a redlined version of Amendment No. 1 to the Regsistration Statement comparing it to the original registration statement filed with the SEC on February 14, 2005.

      Please call me or Clayton Parker at (305) 539-3306 if you have any questions.

RESPONSE:

Very truly yours,




Raghunath Kilambi